Exhibit 99(d)(5)

Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”);

Canada Pension Plan Investment Board (“CPP Investments”); and

Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum”),

(each a “Consortium Member” and together, along with Sumant Sinha, the “Consortium”)

STRICTLY PRIVATE AND CONFIDENTIAL

21 January 2025

Dear Consortium Members:

We refer to the proposed offer by the Consortium to acquire all of the share capital of ReNew Energy Global plc (the “Provider”) not already owned by the Consortium Members or Sumant Sinha, such offer and/or its implementation being referred to in this letter as the “Transaction” (whether made by: (i) a member or members of the Consortium; (ii) an affiliate or affiliates of a member or members of the Consortium; (iii) a bid vehicle owned by one or more members of the Consortium or by one or more affiliates of a member of members of the Consortium (a “Bid Vehicle”); or (iv) any combination thereof).

In consideration of the Provider agreeing to make available to the Consortium Members and their advisers certain Confidential Information (as more particularly defined in paragraph 1.1 of this letter), each Consortium Member undertakes to the Provider in the terms set out below.

1	Definitions

1.1	The following definitions apply for the purposes of this letter:

“ADIA Infrastructure Affiliate”, means any other entity or entities controlled by the Abu Dhabi Investment Authority and that has made or makes investments pursuant to a decision by the investment committee of the Abu Dhabi Investment Authority acting on the basis of a proposal submitted by the Infrastructure Department;

“Associate”, in relation to:

1.1.1	any person other than Platinum and Masdar, means:

(i) any holding company or parent undertaking or subsidiary or subsidiary undertaking of such person or of any such holding company or parent undertaking (as such terms are defined in the Companies Act 2006);

(ii) any (A) funds or vehicles managed and/or advised by such person or any entity referred to in (i) above or invested in by funds or vehicles managed and/or advised by any of the foregoing and (B) other entities controlled by any such funds or vehicles, in each case excluding any portfolio companies in which funds or vehicles so managed or advised have invested and those portfolio companies’ subsidiary undertakings (in each case unless any such portfolio company or a subsidiary undertaking of a portfolio company shall have received Confidential Information in connection with the Transaction, in which case such portfolio company or subsidiary undertaking, as the case may be, shall be deemed to be an Associate of such person otherwise than for the purposes of paragraph 2.1); and

(iii) any general partner of a fund referred to in (ii) above, solely to the extent such general partner has received Confidential Information in connection with the Transaction;

1.1.2	Platinum means any ADIA Infrastructure Affiliate; and

1.1.3	Masdar means any other entity or entities controlled by Masdar,

in each case, from time to time;

“Authorised Recipients” has the meaning in paragraph 2.1;

“Confidential Information” means information of whatever nature relating directly or indirectly to the Provider or any member of its Group which is made available (whether on or after the date of this letter) to the Consortium Members, their Associates, their advisers or any of each of their, their respective Associates or their advisers’ respective directors, partners or officers or employees by the Provider or any other member of the Provider’s Group or the Provider’s advisers or Sumant Sinha in connection with the Transaction in whatever form or medium including, written, visual, electronic or oral and includes any part of any information, analyses, compilations, notes, studies, memoranda or other documents to the extent derived from, containing or reflecting such information but excludes information which:

(i)	is publicly available at the time of its disclosure under this letter; or

(ii)

becomes publicly available following disclosure under this letter (other than as a result of disclosure by a Consortium Member or any of their Authorised Recipients (as defined below) in breach of this letter, or by Sumant Sinha in breach of his employment contract with the Provider); or

(iii)

was in a Consortium Member’s possession or that of an Authorised Recipient prior to disclosure under this letter free of any obligation to the Provider or any member of its Group with respect to restriction as to its use or disclosure; or

(iv)

following disclosure under this letter, becomes available to a Consortium Member or any Authorised Recipient from a source other than the Provider or Sumant Sinha, which source is not known by the Consortium Members and/or their Associates to be bound by any obligation of confidentiality to the Provider in relation to such information; or

(v)

is made available to (1) any Consortium Member that is an existing shareholder of the Provider pursuant to the Provider’s Shareholders Agreement dated August 23, 2021 (as amended from time to time) (the “Shareholders Agreement”), or (2) any directors of the Provider appointed by any Consortium Member (other than Sumant Sinha) in the ordinary course of business (for the avoidance of doubt, none of the information in this clause (v) shall be subject to the restrictions or obligations of this letter and such information shall be subject to the confidentiality provision in the Shareholders Agreement and the duty of confidentiality owed by the directors of the Provider to the Provider); or

(vi)	is independently developed by or for a Consortium Member or any Authorised Recipient without use of the Confidential Information.

“Connected Persons” means, in relation to a party, the directors, officers, and employees of its Group;

“Finance Provider” means a provider or prospective provider of financing to the Consortium or a Consortium Member in connection with the Transaction, as notified in writing (email being sufficient) by the Consortium or such Consortium Member to the Provider prior to any such disclosure, in each case together with any director, officer, employee, adviser, agent or representative of such provider or prospective provider of financing;

“Group”, in relation to:

1.1.4

any person other than Platinum and Masdar, means any corporations which are holding companies, parent undertakings, subsidiaries, or subsidiary undertakings (as such terms are defined in the Companies Act 2006) of it or of any such holding company from time to time;

1.1.5	Platinum, means (collectively) all ADIA Infrastructure Affiliates; and

1.1.6	Masdar, means all entity or entities controlled by Masdar;

“Party” means each Consortium Member and ReNew Energy Global plc (and the term “Parties” shall be construed accordingly);

“personal data” means such Confidential Information as relates to identified or identifiable living individuals; and

“Restricted Parties” means (a) with respect to CPP Investments, (i) the Real Assets Department of CPP Investments, including any successor department(s) of such department of CPP Investments that result(s) from any internal reorganization or group or department name change (the “Real Assets Department of CPP Investments”), and (ii) any other investment department and/or group within CPP Investments that has received any Confidential Information or is otherwise acting as directed encouraged or suggested by the Real Assets Department of CPP Investments, (b) with respect to Platinum, any ADIA Infrastructure Affiliate, and (c) with respect to Masdar, any and all entities controlled by Masdar.

1.2	The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.3	The words “to the extent that” shall mean “to the extent that” and not solely “if” and similar expressions shall be construed in the same way.

1.4

References to: (i) a person include any company, corporation, firm, joint venture, partnership or unincorporated association (whether or not having separate legal personality); and (ii) a company include any company, corporation or body corporate, wherever incorporated.

1.5	The singular shall include the plural and vice versa.

Confidential Information

2	Subject to paragraph 3 (Finance Providers), and paragraph 10 (Permitted Disclosure), each Consortium Member shall:

2.1	keep the Confidential Information secret and confidential and not disclose any of it to any person other than individuals:

2.1.1	who are:

(i)	directors, partners, officers, consultants, advisers, agents, direct or indirect shareholder(s) or employees of the relevant Consortium Member or its Associates, or any Bid Vehicle; or

(ii)

directors, partners, officers, consultants, agents or employees of any of the relevant Consortium Member’s, its Associates’ or any Bid Vehicle’s advisers (including legal counsel, accountants and financial advisors), in each case, who need to know the same for the purposes of considering, evaluating, negotiating, advising on, furthering or implementing the Transaction and the arrangements following the completion of the Transaction;

2.1.2	to whom disclosure is permitted by paragraph 3 (Finance Providers),

(together, the “Authorised Recipients”) provided that each Consortium Member shall be permitted to discuss and disclose the Confidential Information with other members of the Consortium, their Authorised Recipients, and the legal advisers of Sumant Sinha, provided that Sumant Sinha informs such advisers of the confidential nature of the Confidential Information and that at the request of the Provider such advisers shall give direct undertakings to the Provider (provided that such undertakings shall be no more onerous than those set out in this letter in respect of the disclosure of Confidential Information), in each case, solely for the purpose of considering, evaluating, negotiating, advising on, furthering or implementing the Transaction and the arrangements following the completion of the Transaction (but not for any other purpose);

2.2

use the Confidential Information for the sole purpose of considering, evaluating, negotiating, advising on, furthering or implementing the Transaction and the arrangements following the completion of the Transaction and shall not use it for any other purpose;

2.3

keep the Confidential Information and any copies thereof secure and in such a way so as to prevent unauthorised access by any third party, provided that the foregoing shall not require such Consortium Member to use a degree of care that is greater than that with which it handles its own confidential information of the type and nature supplied by the Provider or by Sumant Sinha;

2.4	inform the Provider promptly if it becomes aware that Confidential Information has been disclosed by it or any of its Authorised Recipients to an unauthorised party in breach of this letter; and

2.5

notify, if and to the extent permitted by applicable laws, the Provider in the event that it receives a written request by an individual to exercise any of their rights under any applicable data protection legislation in relation to the personal data, including a written request to obtain a copy of their personal data, and use its commercially reasonable efforts to cooperate with the Provider with respect to such written request.

3	Finance Providers

Without prejudice to paragraph 2 (Confidential Information) and subject to paragraph 10 (Permitted Disclosure), the Consortium or any Consortium Member may only disclose Confidential Information to the Finance Providers (including any equity investors) who need to know the same for the purposes of considering, evaluating or advising on the financing of the Transaction provided that, prior to any such disclosure, each Finance Provider is informed of and agrees to observe the obligations regarding Confidential Information in this letter that are applicable to it and the Provider is informed of the intention to make such disclosure to each Finance Provider.

3.1

Each Consortium Member shall be liable to the Provider for any breach of this letter by its Finance Provider, a Finance Provider appointed by an affiliate of such Consortium Member, or a Finance Provider appointed by a Bid Vehicle that is partly owned by such Consortium Member or an affiliate of such Consortium Member (save for any such Finance Providers who have agreed in writing directly with the Provider to be bound by the provisions of this letter).

4	Authorised Recipients

4.1

Each Consortium Member shall direct and procure that any Authorised Recipient to whom Confidential Information is to be made available to it by such Consortium Member is fully aware of such Consortium Member’s obligations regarding Confidential Information under this letter and shall observe the obligations contained in this letter regarding Confidential Information that is applicable to such Authorised Recipient.

4.2

Each Consortium Member shall be liable to the Provider for any breach of this letter by its Authorised Recipients or Restricted Parties whose actions it is required to direct and/or procure save for any such Authorised Recipients who have agreed in writing directly with the Provider to be bound by the provisions of this letter.

4.3

For the avoidance of doubt, no Consortium Member shall be liable to the Provider for breach of this letter by any other Consortium Member or another Consortium Member’s Authorised Recipients, Restricted Parties or Finance Providers, except to the extent that such Authorised Recipient, Restricted Party or Finance Provider is also an Authorised Recipient, Restricted Party or Finance Provider of the relevant Consortium Member, of an affiliate of the relevant Consortium Member, or of a Bid Vehicle partly owned by the relevant Consortium Member or an affiliate of the relevant Consortium Member.

Return and Destruction of Confidential Information

5

Each Consortium Member shall, at its expense, as soon as practicable (and in any event within 14 days) after receipt of a written demand from the Provider following the termination of discussions concerning the Transaction:

5.1

return or destroy (at such Consortium Member’s election), or procure the return or destruction of, all originals and hard copies of documents to the extent containing Confidential Information provided by the Provider or another member of the Consortium to the relevant Consortium Member or its advisers;

5.2	so far as it is practicable to do so, permanently erase, or procure the permanent erasing of, all electronic copies of any Confidential Information; and

5.3	on written request by the Provider, confirm (email being sufficient) that the requirements of this paragraph have been complied with.

6	Notwithstanding paragraphs 5.1 through 5.3 (inclusive) but without prejudice to any duties of confidentiality in relation to such Confidential Information contained in this letter:

6.1

each Consortium Member may retain any Confidential Information as may be required by law or regulation or requirement of any regulatory or governmental authority or stock exchange, including the rules of a professional body or any bona fide document retention and compliance or internal audit policy; and

6.2	nothing shall require the erasure or destruction of automatic back-up electronic archives.

Ownership of Confidential Information

7

The Confidential Information shall remain the property of the Provider and its disclosure shall not confer on any Consortium Member or any other person any rights (including any intellectual property rights) over the Confidential Information whatsoever beyond those contained in this letter.

No Offer

8

Neither the Confidential Information nor anything else in this letter shall constitute an offer by or on behalf of the Provider and the Provider shall be under no obligation to accept any offer or proposal which may be made by the Consortium or on the Consortium’s behalf.

No Representation

9

Except as may be provided in the definitive transaction agreements with respect to a Transaction, none of the Confidential Information has been subject to verification, and neither the Provider nor any member of its Group nor any of its representatives or advisers accepts responsibility for or makes any representation, express or implied, or gives any warranty with respect to the accuracy or completeness of the Confidential Information or any oral communication in connection with the Confidential Information and each Consortium Member undertakes to the Provider (for itself and as trustee for all other companies in its Group and its representatives and advisers) to waive any liability which such Parties may incur by reason of such Consortium Member’s use of, or reliance upon, any of the Confidential Information.

Permitted Disclosure

10

The provisions of paragraphs 2 (Confidential Information) and paragraph 3 (Finance Providers) shall not restrict any disclosure of Confidential Information to the extent required by law, regulation, rule or by any court of competent jurisdiction, the rules and regulations of any stock exchange on which the relevant Consortium Member’s shares are listed, traded or quoted, or any enquiry, investigation or other governmental process (including deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) by any governmental, official or regulatory body (including any relevant securities exchange), provided that, to the extent reasonably practicable and permitted by applicable law, regulation or authority, prior to such disclosure, the relevant Consortium Member shall as promptly as practicable notify the Provider of such disclosure so that the Provider may seek an appropriate protective order and/or confidential treatment of such Confidential Information; provided further that no notification shall be required in respect of disclosure of Confidential Information (or provision of access thereto) to regulatory authorities or self-regulatory organizations having authority over a Consortium Member or its Authorized Recipients in connection with a routine regulatory examination or pursuant to statutory requirements that are not targeted at the Provider, the Transaction, or the Confidential Information.

Non-solicitation of Employees

11

The Real Assets Department of CPP Investments and each other Consortium Member shall not, and shall procure that Restricted Parties of such Consortium Members shall not, for a period of one year from the date of this letter, solicit, endeavour to entice away, employ or offer to employ any person who is at any time during the negotiation of the Transaction employed in an senior executive or senior managerial position by, or is an officer of the Provider or any member of its Group and, in each case, is a person who (a) has access to trade secrets or other confidential information of the Provider or its Group; or (b) who has participated in the discussions relating to the Transaction or the supply of Confidential Information, whether or not such person would commit any breach of their contract of service in leaving its employment.

Neither: (i) the placing of an advertisement of, and the subsequent recruitment to, a post available to a member of the public generally; nor (ii) recruitment of any person contacting a Consortium Member or any of its Restricted Parties of their own initiative for the purpose of seeking employment without any encouragement or solicitation by the relevant Consortium Member, its Restricted Parties and/or any agency which are acting under the instructions of the relevant Consortium Member and/or its Restricted Parties to do so; nor (iii) recruitment of any person who has ceased to be an employee of the Provider or its Group for more than 90 days; nor (iv) the recruitment of a person through an employment agency shall constitute a breach of this paragraph 11 provided that, in the case of the recruitment of a person through an agency, neither the relevant Consortium Member nor any of its Restricted Parties encourages or advises such agency to approach any such person.

Privilege

12

Each Consortium Member agrees that to the extent any Confidential Information attracts any form of privilege or refers to other documents which attract any form of privilege, then such privilege shall not be waived, prejudiced or otherwise affected in any way (directly or indirectly) by being made available to a Consortium Member. Each Consortium Member acknowledges that the Provider expressly relies on such agreement in permitting the Consortium Members to have access to such Confidential Information.

Non-public Information

13

Each Consortium Member acknowledges that some or all of the Confidential Information may constitute material non-public information in accordance with applicable laws and regulations, including U.S. federal and state securities laws. In this regard, each Consortium Member agrees that it will not use or communicate such information to a third party, in violation of such laws.

Restrictions on Acquisitions of Securities

14

Subject to paragraph 16.1.5, and without prejudice to any obligations it may have at law, under other provisions of this letter, or otherwise, each Consortium Member (other than CPP Investments, which shall not be subject to this paragraph 14 and will continue to be subject to the standstill agreement dated July 24, 2023, in accordance with its terms) agrees that it shall not, and that it shall procure that its Restricted Parties and any Bid Vehicle shall not, directly or through one or more representatives of such Consortium Member or Restricted Party acting on its behalf, from the date of this letter and until the Restriction Termination Date, without the prior consent in writing of the Provider, conduct any Prohibited Activity.

15	For the purposes of paragraph 14, each of the following is a “Prohibited Activity”:

15.1.1

other than as agreed between the Provider and the Consortium in connection with the Transaction, acquiring any interest in the securities of the Provider, including rights to acquire, rights to subscribe for, options in respect of, and derivatives referenced to, such securities; or

15.1.2

entering into any agreement or arrangement (conditionally or otherwise and whether legally binding or not) with any person (other than any other member of the Consortium, any of its Associates, any Bid Vehicle or any of their respective representatives) in relation to the acquisition of such an interest; or

15.1.3	making a general offer for all or any part of the share capital of the Provider.

16	For the purpose of paragraph 13, “Restriction Termination Date” shall mean the earliest of:

16.1.1	formal written notice from the Consortium to the Provider of the termination of consideration by the Consortium of a Transaction;

16.1.2	acceptance by the Special Committee of the Provider of an offer from the Consortium in respect of a Transaction, pursuant to the delegated authority held by the Special Committee;

16.1.3

acceptance or recommendation by the board of directors of the Provider (the “Board”) (including any special committee established by the Board) of a third-party offer to acquire all or a majority of the share capital of the Provider (whether through a scheme of arrangement or takeover offer or otherwise);

16.1.4	announcement by a third party of a takeover offer that is not recommended by the Board; and

16.1.5	solely in respect of an individual Consortium Member, such Consortium Member providing notice to the Provider of its withdrawal from the Consortium.

17

In the event that any Consortium Member, any of its Restricted Parties, or any Bid Vehicle acquires any interests in securities of the Provider in breach of paragraph 13 (Restrictions on Share Acquisitions), then, on written request of the Provider (without prejudice to any other right of the Provider under this letter) any relevant Consortium Member shall dispose of or procure the disposal of such interest within seven days.

Duration

18

The obligations set out in this letter (other than paragraph 11 (Non-solicitation of Employees) and paragraph 14 (Restrictions on Share Acquisitions) which shall be subject to the time periods as specified in such paragraphs) shall cease to have effect upon completion of the Transaction. In the event of the termination of discussions or negotiations relating to the Transaction, the obligations set out in this letter shall continue in full force and effect until 18 months after the date of this letter notwithstanding the return or destruction of Confidential Information and any copies of it.

Waiver

19

No failure or delay by either Party in exercising any of its rights under this letter shall operate as a waiver thereof, nor shall any single or partial exercise preclude any other or further exercise of such rights.

Remedies

20

Without prejudice to any other rights or remedies which either Party may have, each Party acknowledges and agrees that damages would not be an adequate remedy for any breach by either Party of the provisions of this letter and each Party shall be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by the other Party or any other relevant person and no proof of special damages shall be necessary for the enforcement by either Party of the rights under this letter.

Variation

21	No variation of this letter shall be effective unless in writing and signed by or on behalf of each of the parties.

Severability

22

If any provision of this letter shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable. To the extent it is not possible to delete or modify the provision, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this letter and the legality, validity and enforceability of the remainder of this letter shall, subject to any deletion or modification made under this paragraph, not be affected.

Notices

23

Any notice, claim or demand in connection with this letter shall be given in writing (email being sufficient) to the relevant Party at the address stated in this letter (or such other address as it shall previously have notified to the other Parties). Any notice sent by email shall be deemed received when sent, any notice sent by hand shall be deemed received when delivered and any notice sent (to the address set out at the beginning of this letter) by first class post shall be deemed received 48 hours after posting.

Third Party Rights

24	Save as provided in paragraph 25, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

25

Each Party agrees that its Connected Persons shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this letter (as amended from time to time), subject to and in accordance with the terms of paragraphs 29 and 30 (Governing Law and Jurisdiction).

26

Notwithstanding the foregoing, under no circumstances shall any consent be required from any such Connected Person for the termination, rescission, amendment, or variation of this letter, whether or not such termination, rescission, amendment, or variation affects or extinguishes any such benefit or right.

Conflicts Waiver

27

The Provider has engaged Linklaters as its legal counsel in connection with the Transaction. Linklaters may also, now or in the future, represent a Consortium Member or one or more of its affiliates in connection with unrelated matters. By agreeing to the terms of this letter, the Consortium Members and their respective representatives (i) consent to the continued representation of the Provider by Linklaters in connection with the Transaction and (ii) waive any actual or alleged conflict of interest of Linklaters that may arise from Linklaters’ representation of the Provider in connection with the Transaction. Nothing contained in this letter shall be deemed to constitute a waiver of any privilege or consent to the disclosure of any Confidential Information. In addition, the Consortium Members acknowledge that they have obtained independent legal advice with respect to this consent and waiver. In this paragraph, references to “Linklaters” are to the limited liability partnership Linklaters LLP established under English law whose registered office is at One Silk Street, London EC2Y 8HQ, England, and/or (as appropriate) its affiliated firms or other entities carrying on business outside the UK under or including the name “Linklaters” or under joint venture or collaboration arrangements in association with Linklaters in other jurisdictions and, as applicable, the partners, employees, contractors or other persons working at or for any of them.

Counterparts

28

This letter may be entered into in any number of counterparts, all of which taken together shall constitute one and the same letter. Either Party may enter into this letter by signing any such counterpart (including by facsimile transmission or portable document format (“.pdf”). Delivery of a counterpart by email attachment shall be an effective mode of delivery.

Governing Law and Jurisdiction

29	This letter and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

30

Each of the Parties irrevocably agrees that any dispute which may arise out of or in connection with this letter which a Party wishes to have resolved shall be referred upon the application of any Party to, and finally settled by, arbitration in accordance with the London Court of International Arbitration Rules (the “Rules”) as in force at the date of this letter, which Rules are deemed incorporated into this Clause. The seat of arbitration shall be London, England and the language of arbitration shall be English.

31	Miscellaneous

The Parties agree that where there is a conflict between the terms of any access contained in any data room or website which may be made available relating to the Transaction and this letter, the terms of access in any such data room or website shall be superseded by the understandings and agreements contained herein with respect to any such conflict.

Please indicate your acceptance of these terms by signing the enclosed duplicate of this letter and returning it to us.

Yours faithfully

/s/ Kailash Vaswani
Name: Kailash Vaswani
Title: Chief Finance Officer

For and on behalf of ReNew Energy Global plc

We hereby agree to the terms of your letter as of the date first set forth above.

/s/ Usman Ahmad
Name: Usman Ahmad
Title: Senior Legal Counsel

For and on behalf of Abu Dhabi Future Energy Company PJSC-Masdar

/s/ Kavita Saha
Name: Kavita Saha
Title: Managing Director, Infrastructure & Sustainable Energies

For and on behalf of Canada Pension Plan Investment Board

/s/ Suhail Al Dhaheri
Name: Suhail Al Dhaheri
Title: Authorized Signatory

/s/ Marcus Hill
Name: Marcus Hill
Title: Authorized Signatory

For and on behalf of Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust